Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and the Investment Committee

Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan:

We consent to the incorporation by reference in registration statement (No. 333-58118) on Form S-8 of Heidrick & Struggles International, Inc. of our report dated June 28, 2010, with respect to the statements of net assets available for benefits of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 11-K of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan.

/s/ KPMG LLP
Chicago, Illinois
June 28, 2010